BGS Acquisition Subsidiary, Inc.
6342 North Bay Road
Miami, Florida 33141

October 21, 2013

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
John Reynolds, Assistant Director

Re:	BGS Acquisition Subsidiary, Inc. Registration Statement on Form S-4 Filed September 6, 2013 File No. 333-191030

Dear Mr. Reynolds:

Set forth below are the responses of BGS Acquisition Subsidiary, Inc., a Delaware corporation (“we” or the “Company”), to comments received (each a “Comment” and together the “Comments”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 3, 2013 with respect to the Company’s Registration Statement on Form S-4 initially filed with the Commission on September 6, 2013, File No. 333-191030 (the “Registration Statement”).  Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, we have also hand delivered two copies of this letter, Amendment No. 1, and Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

Each response is prefaced by the text of the Staff’s corresponding Comment in bold text.  All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Registration Statement, as amended by Amendment No. 1.

Form S-4

General

1.
Please revise your disclosure throughout the prospectus to reflect that (i) BGS Acquisition Corp. shareholders approved the amendments to extend the deadline to consummate the initial business combination from September 26, 2013 to November 26, 2013, and (ii) the tender offer in connection with the extension amendments expired and BGS Acquisition Corp. accepted for purchase the 2,182,317 ordinary shares that were validly tendered and not properly withdrawn.  As a non-exclusive example, please update the third paragraph on page 8 for the results of the tender offer and the maximum amount that could tender in the second tender offer.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 6, 10, 11, 52, 54, 55, 72, and 106 for our revision of the Registration Statement.

2.
We note that 2,000,000 shares of common stock of the registrant to be issued to Black Diamond Holdings LLC pursuant to the merger of TransnetYX Holding Corp. into a wholly-owned subsidiary of the registrant are subject to a registration rights agreement which entitles Black Diamond Holdings LLC to demand registration of these shares.

Thus, it appears that this registration statement does not cover those shares of common stock of the registrant.  If so, please advise us why these 2,000,000 shares of common stock of the registrant, which are being offered in the merger registered pursuant to this registration statement, are not covered by this registration statement.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the front cover, “Calculation of Registration Fee” and the back cover, which have been revised to include registration of the 2,000,000 shares of common stock of the Company to be issued to Black Diamond Holding LLC in connection with the Business Combination.

3.
We note that the shareholders of TransnetYX Holding Corp. may receive up to an additional 8,000,000 shares of common stock of the registrant pursuant to an earn-out schedule contained in the merger agreement based on the gross revenues of the post-business combination operating company in fiscal year 2015.  It appears that the registration statement should cover these shares as they are also being offered in the merger transaction registered pursuant to this registration statement.  Please advise us why these shares are not covered by the registration statement.  Refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 125.03, which is available on our website.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the front cover, “Calculation of Registration Fee” and the back cover, which have been revised to include registration for the 8,000,000 shares of common stock of the Company which may be issued to stockholders of TransnetYX Holding Corp. pursuant to an earn-out schedule contained in the Merger Agreement, in accordance with Compliance and Disclosure Interpretations, Securities Act Forms, Question 125.03.

4.	Please provide an analysis on the applicability of Regulation M to the concurrent distributions as well as to the timing of the restricted period and different shareholder actions.

Response:  We acknowledge the Staff’s comment.  We have reviewed the rules and interpretations related to Regulation M.  We note that, pursuant to the adopting release for Regulation M, it is “intended to preclude manipulative conduct by persons with an interest in the outcome of an offering.”  Since the valuation of the BGS Corp. Public Shares was set at $10.15 per share from BGS Corp.’s initial public offering and the valuation of the BGS Acquisition Common Stock was set at $10.00 per share in the Merger Agreement, we do not believe that Regulation M should be applicable to the transactions contemplated by the parties to the Merger Agreement.

To the extent Regulation M may be applicable, we believe the only event for which a Regulation M analysis would be applicable is the approval of the Merger Agreement by the TransnetYX stockholders (the “TransnetYX Approval”) as both the Extension Tender Offer and the Offer relate to repurchases of outstanding Ordinary Shares by BGS Corp. for cash.

In general, Regulation M provides that “it shall be unlawful for a distribution participant or an affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period” and then provides certain exceptions.

With respect to a “distribution,” the definition requires “an offering of securities…that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”  While the offering of Common Stock in the Transaction Merger may be considered of significant magnitude, with respect to the TransnetYX Approval, there have not been any “special selling efforts and selling methods,” as Black Diamond’s approval of the transaction was all that was required (as discussed in additional detail below).  Therefore, we do not believe there is actually a “distribution” under Regulation M.  In the event one were to determine there is a distribution, then the parties to the Merger Agreement and recipients of the consideration in the Transaction Merger could be deemed distribution participants.

In the event one were to determine there is a distribution, any applicable restricted period has lapsed without any transactions by distribution participants.  With respect to the “restricted period,” the TransnetYX Approval falls within part (3) of that definition, namely “In the case of a distribution involving a merger, acquisition, or exchange offer, the period beginning on the day proxy solicitation or offering materials are first disseminated to security holders, and ending upon the completion of the distribution.”  Pursuant to Staff Legal Bulletin No. 9, the restricted period is only to be based on the target company’s shareholder vote and it “begins on the earlier of one (or five) business day(s) prior to (i) the time the acquiror furnishes the definitive acquisition agreement for execution to the security holders of the privately held target company or (ii) the commencement of the valuation period,” both of which occurred in connection with the finalization and execution of the Merger Agreement, and “continue[s] until the later of (i) execution of the definitive acquisition agreement or (ii) the end of the valuation period,” both of which occurred with the execution of the Merger Agreement.  As TransnetYX is the target company in the Business Combination, the TransnetYX Approval was effectively completed when Black Diamond, which holds 82.9% of the voting interests in TransnetYX, executed the Merger Agreement.

The formal TransnetYX Approval was a written consent submitted to the TransnetYX shareholders on October 17, 2013, which was executed by a majority of the TransnetYX stockholders on the same day, thereby making the approval effective.  Therefore, any restricted period with respect to the stockholders of TransnetYX was complete prior to the commencement of either the Extension Offer or the Offer.  There were no transactions by distribution participants during either potential restricted period.

With respect to the BGS Corp. shareholders, no vote was required to approve either the Redomestication or the Transaction Merger, so there is no applicable restricted period.

Calculation of Registration Fee

5.
With respect to the 10,000,000 shares of common stock, please add footnote disclosure to clarify (i) how many of these shares will be issued to the shareholders of record of TransnetYX Holding Corp. on a pro rata basis along with cash consideration in exchange for all of the outstanding shares of common stock of TransnetYX Holding Corp. in connection with the merger of TransnetYX Holding Corp. into a wholly-owned subsidiary of the registrant, and (ii) how many of these shares will be exchanged for the 4,000,000 ordinary shares sold as part of the units in BGS Acquisition Corp.’s initial public offering in connection with the merger of BGS Acquisition Corp. into the registrant pursuant to the redomestication.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see footnote number 1 to the “Calculation of Registration Fee” table, which clarifies how many of the shares being registered are (a) being issued to shareholders of TransnetYX and (b) exchanged for the ordinary shares of BGS Corp. sold as part of the units issued in BGS Corp.’s initial public offering.

6.
It appears that the securities in the fee table relate to the redomestication and only some of the shares to be issued in the merger.  Please advise us why you believe this Form S-4 should not cover all shares to be issued in the exchange offer.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the “Calculation of Registration Fee” table and the cover page of the prospectus for our revisions providing for the registration of all of the shares that may be issued in the merger.

Cover Page of Prospectus

7.
We note the statement that readers should carefully consider the contents of the prospectus but are not being asked to provide proxies.  We also note the first sentence on page 137.  With a view to clarifying disclosure on the cover page and where appropriate, please advise us of the transaction being registered.  It appears that you intend to use the registration statement in connection with the merger and tender offer to BGS shareholders; however, it is unclear if you intend to incorporate by reference or provide disclosure in other filings in connection with the tender offer.  We note that some disclosure regarding the mechanics and risks related to redeeming shares is provided, for example, on pages 24, 25 and 35.  Please also see Item 2 of Form S-4.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly in order to clarify that the Company’s securities being issued in connection with the Redomestication and the Common Stock to be issued in connection with the Transaction Merger are being registered on the Registration Statement.  Please see the front cover, the back cover and pages 25 through 27 for our revision of the Registration Statement.  With respect to the Offer, we intend to provide disclosure in other filings with the Commission.

8.
Please add an explanatory note here and on page 35 (immediately preceding the risk factors relating the tender offer process) regarding the timing of (i) the registration of the redomestication and the merger transaction pursuant to this Form S-4, (ii) the tender offer to be commenced to provide shareholders of BGS Acquisition Corp. with the opportunity to redeem their shares of BGS Acquisition Corp. for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, and (iii) the consummation of the business combination.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the front cover and page 7 for our revision of the Registration Statement.

Summary of the Prospectus, page 5
TransnetYX, page 6

9.	Please revise here, pages 73, 80, and where appropriate to clarify your current business, principal products, customers and how you generate revenues. For example,

•	You reference “customer tests” and genetic variants in persons, but it appears that all of your revenues are derived from testing on mice or other lab animals, not people;

•
You reference a CLIA-approved platform enabling TransnetYX to test human DNA, but it is unclear if the company currently generates meaningful revenues through CLIA-approved human testing or tests provided to physicians, healthcare providers or other entities in the pharmaceutical industry;

•	It is unclear what is meant by the “potential Plavix testing market”;

•
Your disclosure does not clarify what specific tests are currently significant to TransnetYX, and it does not distinguish those from testing the company seeks to conduct on a greater scale (it is not until page 82 that you state TransnetYX receives immaterial revenue for human testing); and

•	It is unclear if the same test is conducted regardless of the type of animal, and you do not explain what qualities you test for when testing human DNA.

Please revise accordingly.  We may have further comment.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 6 to 7 and 56 to 62 for our revision of the Registration Statement.

The Redomestication, Business Combination and Merger Agreement page 7

10.
Please revise page 7 to include a clear and concise description of the various votes, tenders, deadlines, maximum thresholds and other material conditions to the merger so that readers can more easily understand the timeline, parties and multi-step transaction.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 7 for our revision of the Registration Statement.

11.
Please specify the number of sponsor warrants that will be converted into l/20th share of common stock of the registrant and specify the number of shares of common stock of the registrant into which those sponsor warrants convert.  Please also specify the number of unit purchase options of BGS Acquisition Corp. that will be converted into unit purchase options of the registrant.  Similarly revise the disclosure on page 57.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the pages 8 and 40 for our revision of the Registration Statement.

Merger with TransnetYX; Merger Consideration, page 8

12.	Please revise the cover page and here to quantify the approximate dollar amount of the transaction and consideration to be paid for TransnetYX.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 9 and 40 for our revision of the Registration Statement to reflect the approximately dollar amount of the transaction and consideration to be paid in the acquisition of TransnetYX.  We did not quantify the approximate dollar amount of the transaction and consideration to be paid for TransnetYX on the cover page as the Registration Statement covers the Common Stock and Warrants to be issued in the Redomestication as well.

13.	To help readers understand the transaction, consider including graphical representations of the entities and their ownership before and after the transaction.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 8 for a graphical representation of the organizational structure of the Company immediately prior to the Transaction Merger.  Please also see page 9 for a graphical representation of the organizational structure of the Company immediately following the Transaction Merger.

Interests of Certain Persons in the Business Combination, page 9

14.
Please clarify that the founder shares are held by the chairman of the board of directors of BGS Acquisition Corp.  Please also clarify how many of the sponsor warrants are held by officers or directors of BGS Acquisition Corp. and the purchase price paid for the sponsor warrants.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 11 and 86 for our revision of the Registration Statement.

Appraisal Rights, page 10

15.	Please cross-reference the expanded discussions of appraisal rights beginning on pages 63 and 122 of the prospectus, as required by Item 3(j) of Form S-4.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 12 for our revision of the Registration Statement.

Summary Risk Factors, page 15

16.
To clarify and place the risks in context, please revise to provide quantitative disclosure where you reference such information, including history of losses, significant customer, amount of cash expected to be available, large number of shareholders exercising redemption rights, dilution, and so forth.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 16, 20, 26 and 27 for our revision of the Registration Statement.

Summary Comparative Historical and Unaudited Pro Forma Per Share Data, page 17

17.
Please provide book value per share for BGS Corp. and TransnetYX for the year ended July 31, 2012 and describe how book value per share is calculated.  In addition, provide combined pro forma net assets per common share for the year ended July 31, 2012 and describe how the net asset per common share is calculated.

Response:  We acknowledge the Staff’s Comment.  We have revised the Registration Statement to include book value per share and pro forma net assets per share for the most recent fiscal year, July 31, 2013, per the instruction to Item 3(f) of the Form S-4.  There are no interim period to report.  Please see page 17 for our revision of the Registration Statement.

Risk Factors Relating to the Consummation of the Business Combination, page 25
Unlike many blank check companies, BGS Corp. does not have a specified maximum redemption threshold .... page 25

18.
Please revise the risk factor disclosure and heading to specify the redemption threshold for the business combination.  For example, disclosure elsewhere in the prospectus indicates that the business combination cannot be consummated if more than 3,014,778 public shares, or approximately 75.37% of the public shares, are tendered for redemption.  Please also update the quantitative and qualitative disclosure for the shares that were validly tendered pursuant to the business combination deadline extension tender offer, which expired on September 23, 2013.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement by removing this risk factor from the Registration Statement because it does not describe material risks to holders of BGS Acquisition Common Stock.  Following the completion of the Extension Tender Offer, it is no longer possible that the Business Combination will be consummated if a majority of the remaining public shareholders tender their Ordinary Shares in the Offer.  Furthermore, the Common Stock being registered pursuant to the Registration Statement will only be issued to those shareholders of BGS Corp. who do not tender their Ordinary Shares in the Offer and this possibility would no longer be a risk at that point.

We will issue common stock as merger consideration, page 26

19.	To more clearly explain the risk, please revise to provide quantitative disclosure based on assumed redemption amounts.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly. Please see page 27 for our revision of the Registration Statement.

Since BGS Corp.’s Initial Shareholder will lose his entire investment if the Business
Combination is not consummated, a conflict of interest may exist ..., page 27

20.
Please revise the risk factor disclosure and heading to clarify that a conflict of interest does exist for the initial shareholder or advise us why you do not believe a conflict of interest actually exists.  Please also revise to specify the current market value of the founder shares and sponsor warrants held by the initial shareholder.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement by removing this risk factor from the Registration Statement because it does not describe material risks to holders of BGS Acquisition Common Stock.  Please refer to our response to the Staff’s Comment No. 18 for more information regarding the removal of this risk factor.  For disclosure regarding the market value of the Founder Shares and Sponsor Warrants, please see page 11.

BGS Corp.’s directors and officers may have certain conflicts .... page 28

21.
Please revise to specify the number and current market value of ordinary shares and warrants held by the directors and officers that will become worthless if BGS Acquisition Corp. does not consummate an initial business combination by the deadline.  Please also revise the risk factor disclosure and heading to clarify that a conflict of interest does exist for the directors and officers holding ordinary shares and/or sponsor warrants that will be worthless if a business combination is not consummated prior to the deadline, or advise us why you do not believe a conflict of interest actually exists.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement by removing this risk factor from the Registration Statement because it does not describe material risks to holders of BGS Acquisition Common Stock.  Please refer to our response to the Staff’s Comment No. 18 for more information regarding the removal of this risk factor.

Capitalization, page 37

22.
Please provide expanded disclosure to describe how the amounts presented in the “as adjusted” columns were derived.  Alternatively, revise your introductory paragraph to refer investors to your unaudited condensed combined pro forma balance sheets.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the introductory paragraph to “Capitalization” on page 29, which refers investors to our unaudited condensed combined pro forma balance sheets where we disclose how the amounts presented in the “as adjusted” columns were derived.

Material U.S. Federal Income Tax Consequences, page 39

23.	Please provide a tax opinion regarding the effect of the merger on BGS shareholders or advise us why you believe such opinion is not required by Item 601(b)(8) of Regulation S-K.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement to remove disclosure that is not applicable to the securities to be issued pursuant to the Registration Statement.  Please see page 31 for our revision of the Registration Statement.  With this revision, the remaining disclosure is not materially different than any other investments in public company stock or warrants and therefore not material to a decision to invest in the Company.

The Merger Agreement, page 55

24.	Please revise where appropriate to provide disclosure required by Item 4(b) and Item 6 of Form S-4. We may have further comment.

Response:  We acknowledge the Staff’s Comments.  We have reviewed Item 4(b) and determined that there are no reports, opinions or appraisals received from an outside party which would require disclosure pursuant to Item 4(b).  The evaluation materials reviewed by BGS Acquisition Corp. and TransnetYX Holding Corp. referred to elsewhere in the Registration Statement consisted of publicly available information and we have revised the Registration Statement accordingly on page 48.  In addition, we reviewed  Item 6 of Form S-4 and determined that there are no material contracts, arrangements, understandings, relationships negotiations or transactions between TransnetYX Holding Corp. or its affiliates and the Company or our affiliates, other than those contracts, arrangements, understandings, relationships, negotiations or transactions already disclosed in the Registration Statement.

25.
In this regard, please revise to clarify the facts and circumstances underlying, and reasons for, the August 13 amendment to acquire just one of the Black Diamond subsidiaries originally intended to be a part of the transaction.  Please also file the as-amended agreement.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 38 for our revision of the Registration Statement. The Amended and Restated Merger and Share Exchange Agreement is filed as attachment Annex A to the Registration Statement.

26.
We note the reference to disclosure schedules not filed.  Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements.  In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.  The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see the exhibit index and Exhibit 2.3, filed with the Registration Statement, for our revision of the Registration Statement.

27.
We also note the statement that the information in the representations and warranties do not purport to be accurate as of the date of this prospectus.  Please revise to state, if true, that you are not aware of specific material facts that contradict the representations or warranties in the merger agreement.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 38 for our revision of the Registration Statement.

BGS Corp.’s Reasons to Enter into the Transaction, page 65

28.	Please discuss the reasons of BGS Acquisition Corp. for engaging in the transaction, as required by Item 4(a)(2) of Form S-4.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 48 for our revision of the Registration Statement.

29.
Please discuss the specific criteria and guidelines for evaluating prospective target businesses that BGS Acquisition Corp. identified in connection with its initial public offering and the extent to which TransnetYX Holding Corp. meets those criteria and guidelines.  If TransnetYX Holding Corp. does not meet criteria and guidelines, please discuss if and how the board of directors of BGS Acquisition Corp. considered such shortfalls when concluding that the business combination was in the best interests of BGS Acquisition Corp.’s shareholders.  Please also address what consideration, if any, was given to the fact that TransnetYX Holding Corp. has a history of operating losses and may not be able to achieve profitability.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 48 for our revision of the Registration Statement.

Unaudited Condensed Combined Pro Forma Financial Statements, page 66

30.
Please tell us why the title of your Unaudited Condensed Combined Pro Forma Financial Statements refers to “BGS Acquisition Corp.” as opposed to BGS Acquisition Subsidiary, Inc., the surviving corporation or revise accordingly.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  We have updated the titles of our Unaudited Condensed Combined Pro Forma Financial Statements to refer to “BGS Acquisition Subsidiary, Inc.”

Unaudited Condensed Combined Pro Forma Balance Sheet, page 67

31.
We note that you report Ordinary Shares of 46,374,936 and 29,074,939 in your pro forma combined balance sheets at pages 67 and 69 respectively.  However, we understand that the surviving corporation, BGS Acquisition Subsidiary Inc. will issue and retain only common stock as a result of the merger with TransnetYX Holdings Corp.  Please tell us why you present adjustments (3), (4) and (6) as reductions to Ordinary shares rather than to common stock and additional paid in capital on page 67 and similar adjustments to reduce Ordinary Shares on page 69.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly beginning on page 50.  We adjusted the pro forma information, along with the applicable footnotes, to reflect issuances of common stock (with proper allocation between par and additional paid-in capital) in connection with the Transaction Merger instead of Ordinary Shares.

32.
We note from your Note 6 on pages F-12 and F-25 that “[a]fter its initial Business Combination, the Company will treat all of its outstanding warrants as a liability due to the cash settlement provisions provided in the Warrant Agreement.”  Please tell us how you considered your outstanding warrants in determining your pro forma balance sheets.

Response:  We acknowledge the Staff’s comment and, in response to the Staff’s Comment 55 below, we have added updated balance sheet information as of July 31, 2013, which reflects the warrants as a liability as of the historical balance sheet date.  As a result of this additional updated information, we do not believe additional pro forma adjustments are necessary.

Pro forma footnotes, page 68

33.
We note footnote (3) at pages 68 and 70 indicate that TransnetYX stockholders will receive ordinary shares of BGS Corp. plus a cash payment in conjunction with the Transaction Merger.  However, we understand that BGS Acquisition Subsidiary Inc. will issue its common stock to consummate the merger with TransnetYX based on your disclosures at page 8.  Please clarify or revise accordingly to identify the entity that will issue shares and the type of shares that will be issued.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly beginning on page 50.  We have adjusted the pro forma tables, along with the applicable footnotes, to reflect issuances of Common Stock (with proper allocation between par and additional paid-in capital) in connection with the Transaction Merger instead of Ordinary Shares.

34.
We note from footnote (3) that you reflect the cash payment to TransnetYX shareholders of $15 million, in the case of no tender or $4 million, in the case of a maximum tender as a reduction to ordinary shares in your pro forma balance sheets.  Please address the following points:

•
Explain why an additional cash payment is being made to the shareholders of TransnetYX as opposed to the issuance of additional shares and how you considered this payment in your determination that the transaction should be accounted for as a reverse merger recapitalization.

•	Tell us why you are reporting the cash payment as an adjustment to equity in your pro forma balance sheet as opposed to an expense to transact the merger.

Response:

We acknowledge the Staff’s Comment.  As consideration for this Transaction, the Company will issue to TransnetYX stockholders a minimum of 8,000,000 shares of Common Stock and pay a maximum of $15.0 million in cash, provided that up to $11.0 million of the cash payment may be paid in additional shares of Common Stock if there is not adequate cash to accommodate a $15.0 million cash payment to TransnetYX stockholders and have $6.0 million in cash available in the post Business Combination combined entity for payment of transaction expenses and for working capital purposes. In the case of the maximum tender by BGS Corp. stockholders in the Offer, $10 million would remain in the Trust Account after redemptions, of which $6 million would fund the post Business Combination combined entity and $4 million would be paid out to TransnetYX stockholders with the remaining $11 million being delivered to the TransnetYX stockholders in additional shares of Common Stock.  Assuming no tenders by BGS Corp. stockholders in connection with the Offer, there would be more than $18 million available at the time of the Business Combination, of which $6 million in cash would be available in the post Business Combination combined entity for payment of transaction expenses and for working capital purposes, $10.9 million in cash would be paid to the TransnetYX stockholders with the remaining $4.1 million being delivered to the TransnetYX stockholders in additional shares of Common Stock, and $1.55 million would be paid to PrinceRidge, provided that Black Diamond, at its option, could elected to have the TransnetYX stockholders receive Common Stock for some portion of the cash in excess of $4 million instead and utilize the cash for working capital.  In any event, the cash and Common Stock issued to the TransnetYX stockholders upon completion of the Transaction Merger will be valued at an aggregate of $15 million.

The cash payment to the TransnetYX stockholders is part of the consideration. The Transaction should still be accounted for as a “reverse merger” and recapitalization since the sellers of TransnetYX will control the combined company immediately following the completion of the Transaction through board representation (4 of 7 seats); TransnetYX officers will continue to serves as officers of the post Transaction combined entity; and the majority of outstanding shares will be held by former TransnetYX stockholders regardless of the number of Ordinary Shares tendered in the Offer.

The payment of any cash to the TransnetYX stockholders is part of the Transaction consideration and, therefore, is not an expense of the Transaction.

TransnetYX Business, page 73

35.	Please provide the basis for your statement on pages 73 and 80 that the company’s molecular analysis platform provides “unprecedented” volume, speed, accuracy and cost advantages.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly to remove the term “unprecedented” and focus on more specific information regarding the volume, speed, accuracy and cost advantages of TransnetYX’s molecular analysis platform.  Please see pages 6, 56, 57 and 63 for our revision of the Registration Statement.

36.	Please provide the basis for your estimate on page 73 that the worldwide market for animal genetic screening is approximately $400 million per year.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement to replace TransnetYX’s estimate of the value of the worldwide market for animal genetic screening and replace it with information from a related report.  Please see pages 6 and 56 for our revision of the Registration Statement.

37.
Given that less than 0.5% of TransnetYX Holding Corp.’s revenues are generated from pharmacogenomics testing and that it appears there is significant competition in the pharmacogenomics testing industry, please provide the basis for your belief that TransnetYX Holding Corp. is on the “forefront of the transformation to personalized medicine and its requirement for pharmacogenomics testing.”  Please also revise to more clearly address the company’s competitors in the lab animal testing business and clarify, if true, that Quest, Lab Corp and the other companies you identify operate in a market in which you currently do not generate meaningful revenues.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 59 and 60 for our revision of the Registration Statement.

38.	Please provide the basis for your estimate on page 75 that the market for pharmacogenomics testing will grow and exceed $1 billion per year.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement to replace TransnetYX’s estimate of the growth of the market for pharmacogenomics testing with an estimate by Global Industry Analysts Inc. from a related report.  Please see page 58 for our revision of the Registration Statement.

39.	Please clarify the context of the disclosure beginning on page 76 regarding the FDA black box warning concerning clopidogrel.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 58 for our revision of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations or TransnetYX, page 80
Twelve months ended December 31, 2012 compared to the twelve months ended December 31, 2011, page 82
Revenue, page 82

40.
We note that you attribute 39% of the growth of your revenues to the addition of new customers in 2012.  Please expand your discussion to include the underlying reasons for the remaining 61% of revenue growth.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 65 for our revision of the Registration Statement.

41.
We note your comparative discussion of revenues indicates that you attribute the increase in revenues in 2012 to an increase in the number of tests you performed slightly offset by a decrease in the average price per test that you realized for the period.  Please expand your disclosures to describe the underlying factors that are driving the increase in volume of tests performed and the decrease in the average price per test.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 65 for our revision of the Registration Statement.

42.
In that regard, we note your disclosure that the decrease in average price per test is primarily due to a new pricing agreement with TransnetYX Holding Corp.’s largest customer, Taconic.  However, you also disclose that revenue attributable to Taconic decreased by 23% from the six months ended June 30, 2012 to the six months ended June 30, 2013.  Please discuss what other factors, if any, contributed to the decline in the average price per test.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 65 to 67 for our revision of the Registration Statement.

43.
Please describe any known trends or uncertainties that have had or that TransnetYX Holding Corp. reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.  Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 66 for our revision of the Registration Statement.

Cost of Services, page 82

44.	Please expand your disclosures to describe the components included in your cost of services. In addition, please discuss material changes that occurred in these components for all periods presented.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 66 and 67 for our revision of the Registration Statement.

Discussion of changes in cash flows for the twelve months ended December 31, 2012 as compared to the twelve months ended December 31, 2011, page 84

45.
We note that your discussions of the changes in your operating cash flows for the annual and interim periods simply repeat the items reported in your statements of cash flows.  Please revise your discussions to identify and describe the primary drivers of your operating cash flows.  In this regard, expand your disclosure to discuss the underlying reasons for increases/decreases in non-cash items and significant changes in assets and liabilities that cause your cash flows to fluctuate.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 69 for our revision of the Registration Statement.

Directors and Executive Officers After the Business Combination, page 100

46.	Please identify each director that is independent under the independence standards application to the registrant. Refer to Item 407(a) of Regulation S-K.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 84 for our revision of the Registration Statement.

47.	Please revise to disclose the anticipated timing of establishing audit and other committees.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly. Please see pages 84 to 85 for our revision of the Registration Statement.

Compensation of Officers and Directors of TransnetYX, page 104

48.	Please provide footnote disclosure for the option awards column, as required by Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 87 for our revision of the Registration Statement.

Director Compensation, page 107

49.	Please provide tabular disclosure of director compensation, including any stock awards, in the format specified by Item 402 of Regulation S-K.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 90 for our revision of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 108

50.	Please revise to identify the persons with dispositive and voting power over shares held by institutions.

Response:  We acknowledge the Staff’s Comment.  With respect to such institutions, we have identified the control persons thereof to the extent such information is available in Section 13 filings.  Item 403 of Regulation S-K, Instruction 3, indicates that we are “deemed to know the contents of any statements filed with the Commission pursuant to Section 13(d) or 13(g) of the Exchange Act.”  We believe we have provided all of the information available in such Section 13 filings.

51.	Please provide disclosure under Item 403 of Regulation S-K for TransnetYX.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 94 to 95 for our revision of the Registration Statement.

Certain Transactions of BGS Corp., page 113

52.
With respect to the $500,000 loan from Mr. Gutierrez, please disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the loan.  Refer to Item 404(a)(5) of Regulation SK.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 98 for our revision of the Registration Statement.

Appraisal Rights, page 122

53.	Please clarify whether BGS Acquisition Corp. shareholders will be notified of the date by which they must dissent in order to perfect their appraisal rights.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 107 for our revision of the Registration Statement.

Financial Statements of BGS Acquisition Corp. as of July 31, 2012 and the period from August 9, 2011 (date of incorporation) to July 31, 2012, page F-1

54.
Please provide audited financial statements of BGS Acquisition Corp. for the year ended July 31, 2013 and update all related disclosures in your next amendment.  In addition, please include a revised consent from your auditor.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  We have included updated audited financial statements for BGS Acquisition Corp. for the year ended July 31, 2013 and a revised consent from our auditors.

Note 6 - Warrants Issued in Private Placement, page F-12

55.
We note your disclosure indicating that after an initial Business Combination, you will account for all of the company’s outstanding warrants as liabilities due to the cash settlement provisions provided in the Warrant Agreement.  However, your disclosures pertaining to the warrants sold in your March 26, 2012 unit offering at Note 3 indicate that “in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrants.”  In addition, your disclosures at page F-13 indicate that you intend to classify the investor warrants, the underwriter warrants, the warrants attached to the units and the private placement warrants as additional paid in capital.  Please address the following points:

•	Expand your disclosure to clearly identify and quantify the warrants you refer to as investor warrants, underwriter warrants, warrants attached to the units and private placement warrants.

•	Clarify whether you will apply liability accounting to all your warrants or if this disclosure is only related to private placement warrants.

•
Tell us why you have not accounted for your warrants as liabilities in your financial statements given the net cash settlement provisions that exist in the Warrant Agreement, citing the literature that supports your view.

•	Provide the excerpt from the Warrant Agreement that describes the net cash settlement provision.

Response:  We acknowledge the Staff’s comment and have replied to each bullet point below.

•	Expand your disclosure to clearly identify and quantify the warrants you refer to as investor warrants, underwriter warrants, warrants attached to the units and private placement warrants.

The investor warrants and underwriter warrants are the private placement warrants, which are disclosed in Footnote 1.  Footnote 8 related to warrants issued in a private placement has been expanded to clarify the number of warrants issued to the initial investors and underwriters.

•	Clarify whether you will apply liability accounting to all your warrants or if this disclosure is only related to private placement warrants.

The financials now include a new footnote 4 regarding warrant liability treatment prior to the Business Combination (see response to the next sub-comment).

•
Tell us why you have not accounted for your warrants as liabilities in your financial statements given the net cash settlement provisions that exist in the Warrant Agreement, citing the literature that supports your view.

BGS Corp. initially had taken the position under ASC 815-40 that the first transaction, the Business Combination, which is not defined as a Fundamental Transaction in the Warrant Agreement (see excerpt under the next sub-comment) that would lead to liability treatment, is an event that is within the control of BGS Corp. and therefore, a liability would not be recognized until a Business Combination was completed.  Given that ASC 815-40 is unclear whether the Business Combination is within the control of BGS Corp. given the nature of the SPAC business, or whether this contingent event should be considered in determining whether a warrant liability should be recorded due to the cash settlement provision in Section 4.4 of the Warrant Agreement, we have elected to be conservative and record the warrant liability prior to the Business Combination in the historical financial statements.

•	Provide the excerpt from the Warrant Agreement that describes the net cash settlement provision.

There is no net cash settlement provision for the exercise of warrants, however, there is a cash settlement provision in the event a Fundamental Transaction occurs in which there is a change in control after the initial Business Combination:

4.4   Replacement of Securities upon Reorganization, etc.  If, at any time while this Warrant is outstanding (i) the Company effects (A) any merger of the Company with (but not into) another Person, in which shareholders of the Company measured immediately prior to the consummation of such transaction, consequently own less than a majority of the outstanding stock of the surviving entity, or (B) any merger or consolidation of the Company into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer approved or authorized by the Company’s Board of Directors is completed pursuant to which holders of at least a majority of the outstanding Ordinary Shares tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of Ordinary Shares covered elsewhere in this Section 4) (in any such case, a “Fundamental Transaction”), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant without regard to any limitations on exercise contained herein (the “Alternate Consideration”), and the Holder shall no longer have the right to receive Warrant Shares upon exercise of this Warrant. Notwithstanding anything to the contrary contained herein, the provisions of this section shall not be deemed to apply to, and no Fundamental Transaction shall be deemed to have occurred in connection with, any Business Combination.  The Company shall not effect any such Fundamental Transaction unless prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or Person shall assume the obligation to deliver to the Holder, such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to receive, and the other obligations under this Warrant. The provisions of this section 4.4 shall similarly apply to subsequent transactions of an analogous type to any Fundamental Transaction. Notwithstanding the foregoing, in the event of a Fundamental Transaction, then at the request of the Holder delivered at any time through the date that is 30 days after the public disclosure of the consummation of such Fundamental Transaction by the Company pursuant to a Current Report on Form 8-K filed with the SEC, the Company (or the successor entity to the Company) shall purchase this Warrant from the Holder by paying to the Holder, within five Trading Days after such request, cash in an amount equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of such Fundamental Transaction.  Any Holder that receives cash pursuant to the immediately preceding sentence shall not receive any Alternate Consideration.  For purposes hereof, “Black Scholes Value” means the value of the Warrant based on the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg  using (i) a price per Ordinary Share equal to the Closing Sale Price of the Ordinary Shares for the Trading Day immediately preceding the date of consummation of the applicable Fundamental Transaction, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request, (iii) an expected volatility equal to the greater of (A) forty percent (40%) and (B) the 30-day volatility obtained from the HVT function on Bloomberg determined as of the Trading Day immediately following the announcement of the Fundamental Transaction, (iv) a “Style” of “Warrant” and (v) a “Warrant type” of “Capped” where “Call cap” equals $16.50, subject to adjustment under Section 4.1.

Interim Financial Statements of BGS Acquisition Corp as of and for the nine months ended April 30, 2013, F-15
Interim Statement of Changes in Shareholders’ Equity, page F-17

56.
We note that you have recorded amounts which offset your net losses in your deficit accumulated during the development stage resulting in nil balances as of July 31, 2012 and April 30, 2013.  We also note that your deficit accumulated during the development stage does not agree with your net loss from inception to date reported on your interim statements of operations.  Please tell us why you have recorded these amounts in your statement of stockholders’ equity or revise to resolve these inconsistencies.

Response:  We acknowledge the Staff’s Comment.  In accordance with ASC 480-10-S99, increases or decreases in the carrying amount of redeemable ordinary shares/common stock shall be affected by charges against retained earnings, or in the absence of retained earnings, by charges against paid-in capital.  At each reporting period, permanent equity falls below $5,000,001 because of the current period loss, requiring an adjustment between permanent and temporary equity.  This adjustment to redeemable ordinary shares is first adjusted out of accumulated deficit, resulting in a $0 balance at each period.

Consolidated Financial Statements of TransnetYX Holding Corp.
Notes to Consolidated Financial Statements, page F-34

57.
Please disclose the factors used to identify reportable segments and how you measure segment performance.  Please provide the required disclosures per ASC 280-10-50-20.  In addition, please expand your disclosures under Management’s Discussion and Analysis to provide a discussion along segmental lines.

Response: We acknowledge the Staff’s Comment.  In response to the Staff’s comment, additional analysis was performed on TransnetYX  to identify reportable segments and the applicable disclosures in accordance with ASC 280-10-50-20.  TransnetYX has not met the quantitative thresholds for revenue or assets but does meet the 10% threshold with respect to the net loss of the consolidated entities net loss. TransnetYX has added the required segment footnote disclosure to the consolidated financial statements for each of its reportable segments.  The disclosure includes the financial information that is reviewed by TransnetYX’s chief operating decision makers on a regular basis.  TransnetYX does not currently have separately identifiable assets for each of its segments.  Please see page F-41 for our revision of the Registration Statement.

Inventory, page F-35

58.
We note that your inventory is adjusted for estimated obsolescence and excess quantities and written down to net realizable value based upon your estimates of expected usage.  We also note from page F-38 that you have established significant reserves for slow moving/obsolete inventory of $803,639 and $733,460, representing 38% and 32% of your gross inventory balance as of June 30, 2013 and December 31, 2012, respectively.  Please address the following points:

•	Tell us how each of the raw materials and finished goods listed at page F-38 is utilized in the delivery of your products;

•	Quantify the amount of the reserve that relates to each of your components of your inventory;

•	Disclose whether any of your inventory is subject to rapid technological obsolescence or spoilage;

•	Describe how and when you determine the reserve for slow moving/obsolete inventory; and

•	Tell us whether you adjust the cost basis of your inventory when you record a reserve against your inventory or if you fully reserve for specific items in your inventory.

Response:  We acknowledge the Staff’s comment.  We have addressed each bullet individually below.

•	Tell us how each of the raw materials and finished goods listed at page F-38 is utilized in the delivery of your products;

The nature of TransnetYX’s inventory consists of inventory items used in testing procedures and inventory items used in Customer Kits which are used to obtain samples from customers.  The specific nature of each of inventory item is described below.

Testing probes are specialty reagents used in the laboratory for testing specific strains.

Lab plates and plastics are included in Customer Kits to obtain samples from customers.  Plates are used in the testing process as DNA from customer kits are transferred to plates for certain parts of the process.

Chemicals and Reagents are general products used for all samples in the testing process.  In addition chemicals and reagents are mixed with Testing Probes which are specialty reagents used for testing specific strains.

Other is mostly generic materials for Customer Kits.

•	Quantify the amount of the reserve that relates to each of your components of your inventory

All of the reserve is related to the testing probes which make up 82% and 86% of the total inventory balance at December 31, 2012 and June 30, 2013.

•	Disclose whether any of your inventory is subject to rapid technological obsolescence or spoilage

The testing probes (specialty reagents for specific strains/mouse lines) are subject to obsolescence.  If a researcher does not use that mouse line any longer there is no use for the probe.  We record a reserve against testing probes that have not been used in more than one year as at this point TransnetYX management has determined that future use of the probe is not likely. TransnetYX records a reserve versus a write off of testing probes after one year of nonuse because on occasion a customer will request a test requiring a previously used probe.  None of our inventory is subject to spoilage.

•	Describe how and when you determine the reserve for slow moving/obsolete inventory; and

TransnetYX performs an analysis on an annual basis which analyzes all testing probes that have not been utilized within one year.  If a specific mouse line is no longer being used, than the associated testing probe is obsolete.  TransnetYX, using historical information, has made their best estimate of one year of not using a specific testing probe to indicate obsolescence.

•	Tell us whether you adjust the cost basis of your inventory when you record a reserve against your inventory or if you fully reserve for specific items in your inventory.

TransnetYX fully reserves for specific testing probes in its inventory balance.

In response to the Staff’s comment, clarifying language has been added to footnote 1 in the TransnetYX financial statements.

Intangible Assets, page F-36

59.
We note from page 84 that you had additions of intangible assets of $80,180 and $77,224 for the years ended December 31, 2012 and 2011, respectively and that these additions were related to intellectual property development.  Please expand your disclosure to describe these intellectual property developments and tell us how you consider ASC 350- 30-25-3 in accounting for these costs.

Response: In response to the Staff’s comment, all of the patent costs relate to third party costs of obtaining patents. The patents are the basis of TransnetYX’s future revenue, therefore the patent costs are capitalized. The capitalized patent costs represent the outside legal fees incurred by TransnetYX to submit and undertake all necessary efforts to have such patent applications issued as patents.

The length of time that it takes for an initial patent application to be approved is generally between four to six years. However, due to the unique nature of each patent application, the actual length of time may vary. If a patent application is denied, the associated cost of that application would be written off. However, TransnetYX has not had any patent applications denied as of June 30, 2013. Additionally, should a patent application become impaired during the application process, TransnetYX would write down or write off the associated cost of that patent application.

In response to the Staff’s comment, clarifying language has been added to footnote 1 in TransnetYX’s financial statements.

Revenue Recognition, page F-36

60.
We note your disclosures at pages 22 and 76 indicate that you receive reimbursements from Medicare and Medicaid.  To the extent material, please expand your disclosures to describe your accounting policy related to revenues generated from these programs.

Response: In response to the Staff’s comment, TransnetYX has received less than $10,000 from these programs for the years ended December 31, 2012 and 2011 and for the six month period ended June 30, 2013 the reimbursement was $33,000.  We determined the reimbursement amount to be immaterial and no additional disclosure was considered necessary. To the extent Medicare and Medicaid reimbursements become material in future periods, expanded disclosure will be added to future filings.

Note 4 - Long-Term Debt, page F-40

61.
We note your tabular disclosure of your long-term debt indicates that in June 2013 you refinanced three notes payable that maintained principal balances of $446,892, $123,847, and $141,557 as of December 31, 2012.  The total outstanding principal balance on these notes was $712,296 as of December 31, 2012.  We understand that as a result of the refinancing, you issued a new 6% note payable comprised of the balances of the three notes that were refinanced, totaling $853,167 and additional cash proceeds of $500,000.  Please provide an analysis which rolls forward the balance of your long term debt from December 31, 2012 to June 30, 2013 which also reconciles to the amounts you present as principal payments and proceeds from long-term debt in your consolidated statements of cash flows for the six months ended June 30, 2013.

Response: In response to the Staff’s comment, an analysis that rolls forward the balance of long term debt from December 31, 2013 to June 30, 2013 has been provided below:

12/31/2012 Beginning balance	$1,043,957
Cash Proceed	500,000
Non-cash Proceed	853,167
Non-cash Proceed	329,486
Cash Payment	(180,346)
Non-cash Payment	(853,167)
6/30/2013 Ending balance	$1,693,097

After review of the debt roll forward from December 31, 2012 to June 30, 2013, TransnetYX revised the amounts related to additions to property and equipment and principle payments on long-term debt in the consolidated statement of cash flows and supplemental disclosure of non-cash activity.

Note 6 - Redeemable Deficit Instruments, page F-43
Conversion Rights, page F-44

62.
We note from your disclosure here and on page F-46 that the conversion prices for Series A, B and C prefer stocks are subject to certain adjustments.  Please expand your disclosure to describe these adjustments and tell us how you considered these.

Response: In response to the Staff’s comment, at issuance, TransnetYX evaluated potential beneficial conversion features in the Series A, Series B and Series C preferred stock.  TransnetYX considered the guidance in ASC 470-20-25 and ASC 470-20-35. TransnetYX compared the fair value of the underlying common stock at each issuance date to the conversion price in each preferred issuance.  In all three issuances, the conversion price exceeded the fair value of the underlying common stock.  TransnetYX determined that each of the preferred stock issuances contain anti-dilution protection under which the conversion price could be reduced upon specified future events.  Under the guidance of ASC 470-20-35, TransnetYX will evaluate whether a beneficial conversion feature should be recorded for these contingent conversion price reductions should such contingent event occur. TransnetYX will continue to monitor the adjustments to the conversion price and reassess the applicable accounting treatment as necessary.

In response to the Staff’s comment, additional disclosure has been added to footnotes 6 and 7 in the TransnetYX consolidated financial statements.

Note 7 - Stockholders’ Deficit, page F-45
Treasury Stock, page F-46

63.
We note your disclosure indicating that you have repurchased 139,506 and 184,714 shares of common stock as of December 31, 2012 and June 30, 2013 respectively.  Please tell us why you have not reflected the increase in treasury shares in your statement of cash flows and statement of stockholder’s equity or revise to reflect the repurchases in your financial statements.

Response: In response to the staff’s comment, TransnetYX consulted ASC 505-30-30-3, which states that in the purchase of treasury shares, “only the amount representing the fair value of the treasury shares at the date the major terms of the agreement to purchase the shares are reached shall be accounted for as the cost of the shares acquired”.  It further states that “The price paid in excess of the amount accounted for as the cost of treasury shares shall be attributed to other elements of the transaction and accounted for according to their substance.”  In the year ended December 31, 2012 and the six month period ended June 30, 2013, TransnetYX issued shares of common stock with zero value due to TransnetYX’s common stock valuation at the date of each grant. As of December 31, 2012, TransnetYX management completed a valuation of TransnetYX based on current information and assuming no cash infusion to aggressively pursue the Personalized Medicine Genotyping Market and determined based on the liquidation preferences of the preferred stockholders the value of common stock was de minimis.  Subsequent to December 31, 2012, TransnetYX refined its distribution plan, made significant modifications to its Order Management systems and is now initiating the implementation of its strategy to penetrate the Personalized Medicine Genotyping Market, thereby increasing the value proposition for TransnetYX genotyping abilities and systems.  TransnetYX’s obligation to repurchase shares is in accordance with a settlement agreement as disclosed in Footnote 8 – Commitments and Contingencies.  The value of common stock at the date the major terms of the settlement agreement was reached was deemed to be zero and thus the price paid in excess of the amount accounted for as the costs of treasury shares, de minimis, was attributed to the other elements in the settlement agreement.

Note 8 – Commitments and Contingencies, page F-49
Litigation, page F-49

64.
We note your disclosure indicating that you settled a litigation matter with a former employee in 2013 and as a result, you agreed to pay $355,000 in monthly installments over five years and to repurchase 275,100 shares of your common stock held by the former employee.  We understand that you accrued the cash settlement amount of $355,000 as of December 31, 2012.  Please tell us how you accounted for the obligation to repurchase 275,100 shares of your common stock and expand your disclosures to specify where you have recognized this liability in your financial statements.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see Note 8 to TransnetYX’s financial statements for our revision of the Registration Statement.  The aggregate settlement amount of $355,000, included consideration for both repurchasing the 275,100 shares of TransnetYX common stock and canceling 477,500 options to purchase TransnetYX common stock.

Note 12 - Subsequent Events, page F-52

65.
Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued.  Refer to FASB ASC 855-10-50-1.

Response: We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see Note 13 to TransnetYX’s financial statements for our revision of the Registration Statement.

Exhibit Index

66.
Please file all exhibits with your next amendment.  We note, in this regard, that the exhibit index does not include management contracts for all named executive officers.  We also note that some officers and directors “will serve.”  Please advise us whether all such executive officers and directors have consented to serve in such capacities.

Response:  We acknowledge the Staff’s Comment.  Please see the Exhibits filed with Amendment No. 1.  The remaining Exhibits identified as being filed by amendment shall be filed by a subsequent amendment as soon as practicable.  Confidential treatment has been requested for certain information in Exhibit 10.10 and Exhibit 10.11 pursuant to a separate cover letter.

Officers and directors of the Company have agreed to serve in such capacities, but have not entered into management contracts with the Company.  Please also see pages 87 to 89 for our revision of the Registration Statement.

*****

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We undertake to allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Cesar Baez of BGS Acquisition Subsidiary, Inc. at (347) 837-4244 or Heather Carmody at (215) 979-1202.

Sincerely,

BGS Acquisition Subsidiary, Inc.

By:	/s/ Cesar Baez
Name: Cesar Baez Title: Sole Director and Chief Executive Officer

cc:           Steve Lo (SEC)
Craig Arakawa (SEC)
Tiffany Piland (SEC)
James Lopez (SEC)
Heather Carmody (Duane Morris LLP)